Filed Pursuant to Rule 433
Registration Statement No. 333-237705

Pricing Term Sheet

Howmet Aerospace Inc.

$1,200,000,000 6.875% Notes due 2025

Dated: April 22, 2020

This term sheet to the preliminary prospectus supplement dated April 22, 2020 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Change in Offering Size and Use of Proceeds

We are amending our previously announced tender offer in respect of our outstanding 5.400% Notes due 2021 (the “2021 Notes”) in order to increase the maximum aggregate purchase price in that offer from $500 million to $785 million. Additionally, we are launching a tender offer in respect of our outstanding 5.870% Notes due 2022 (the “2022 Notes”) with an aggregate purchase price of up to $210 million. As a result, the proposed use of proceeds for this offer has been updated to provide that the net proceeds will be used to fund the purchase price of 2021 Notes with an aggregate purchase price of up to $785 million and 2022 Notes with an aggregate purchase price of up to $210 million and the remaining net proceeds will be used for general corporate purposes, which may include the repayment and/or repurchase of certain of our outstanding indebtedness as may be determined by our management. Corresponding changes will be made where applicable throughout the preliminary prospectus supplement. Our tender offer in respect of the 2021 Notes includes a solicitation of consents to amend the related indenture, while our tender offer in respect of the 2022 Notes does not include any consent solicitation. The offering is not conditioned upon the consummation of the tender offers. The tender offers are being made pursuant to the relevant Offer to Purchase.

Issuer:	Howmet Aerospace Inc.
Title of Securities:	6.875% Notes due 2025
Pricing Date/Closing Date:	April 22, 2020 / April 24, 2020 (T+2)
Aggregate Principal Amount Offered:	$1,200,000,000
Maturity Date:	May 1, 2025
Coupon (Interest Rate):	6.875%
Price to Public (Issue Price):	100% of principal, plus accrued interest, if any, from April 24, 2020
Benchmark Treasury:	0.5% UST due March 31, 2025
Spread to Benchmark Treasury:	+651 bps
Yield to Maturity:	6.875%

Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 2020
Interest Record Dates:	April 15 and October 15
Debt Ratings*:	BBB-/Stable Outlook (Fitch), BBB-/Negative Outlook (S&P) and Ba3/Negative Outlook (Moody’s)
Optional Redemption:	Make-whole at T + 50 bps at any time before April 1, 2025; par call at any time on or after April 1, 2025
Change of Control Offer:	If a change of control triggering event occurs with respect to the Notes, the issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.
Joint Bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Senior Managers:

ABN AMRO Securities (USA) LLC

Banca IMI S.p.A

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Managers:	Citizens Capital Markets, Inc. Huntington Securities, Inc. ING Financial Markets LLC Scotia Capital (USA) Inc.
Co-Managers:	Academy Securities, Inc. Banco Bradesco BBI S.A. BNY Mellon Capital Markets, LLC Nomura Securities International, Inc. Standard Chartered Bank Westpac Capital Markets LLC
CUSIP/ISIN:	443201 AA6 / US443201AA64

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it from J.P. Morgan Securities LLC by calling collect at (212)-834-4533.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.